United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: May 15, 2024		Director of Investor Relations



BofA SECURITIES

2024 Global Metals, Mining & Steel Conference

Eduardo Bartolomeo

May 14th, 2024

Disclaimer

"This presentation may include statements that present Vale's expectations about future events or results, including without limitation our projects start-up on slide 7, market consensus on iron ore price outlook on slide 9, and free cash flow yield scenarios on slide 10.

These risks and uncertainties include factors relating to our ability to perform our production plans and to obtain applicable environmental licenses.

It include risks and uncertainties relating to the following:

(a) the countries where we operate, especially Brazil, Canada and Indonesia;

(b) the global economy;

(c) the capital markets;

(d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature;

(e) global competition in the markets in which Vale operates;

(f) the estimation of mineral resources and reserves, the exploration of mineral reserves and resources and the development of mining facilities, our ability to obtain or renew licenses, the depletion and exhaustion of mines and mineral reserves and resources.

To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under "Forward-Looking Statements" and "Risk Factors" in Vale's annual report on Form 20-F."

VALE

Material de-risking and reshaping of Vale in the last five years

Cultural transformation

1.06
TRIFR[1] in 2023

Lowest vs. major peers

- Reduction of accidents (N2) in operations
- Robust ESG practices implemented

Dam management

14 of 30
Upstream dams eliminated

Program started in 2019

- 16 of 35 dams removed from emergency level
- Accelerated transition to filtered tailings

Operational reorganization

+80Mt
Capacity resumed

in operations impacted by the Brumadinho accident[2]

- VPS implementation
- Higher adherence to production plan

Reshaped portfolio

2
Unique businesses

Iron Ore Solutions and Energy Transition Metals

- Organizational redesign
- $2bn cash drains removed through a consistent divestment program

[1] Total recordable injury frequency rate. [2] Considering 2023's output from operations temporarily halted after the Brumadinho event in Minas Gerais in 2019 (Brucutu, Alegria, Vargem Grande, Timbopeba, and Fábrica).

Focused on five key levers to unlock value through 2026

- **Safety Journey**
- **Iron Ore Operational Stability**
- **Iron Ore Growth and Quality**
- **Energy Transition Metals Transformation**
- **ESG Leadership** (e.g. Reparation)

Focused on five key levers to unlock value through 2026



- Safety Journey
- Iron Ore Operational Stability
- Iron Ore Growth and Quality
- Energy Transition Metals Transformation
- ESG Leadership (e.g. Reparation)

2024: a strong start reinforcing confidence in our production plan


Ponta da Madeira,
MA, Brazil

Iron ore production[1] (Mt)


+6%
59
67
71
1Q20
1Q23
1Q24

Record output for a Q1 since 2019

- Seasonality plan: improved performance in the rainy season
- Asset reliability: initiatives securing greater operational stability
- Maximizing logistics' ROIC through third-party iron ore purchases

[1] Excluding Midwestern System production in 1Q20.

Developing low-cost capacity through highly-accretive brownfield expansions

+50 Mt

2026


+15 Mt

4Q24


+15 Mt

2H25


+20 Mt

2H26

Physical progress[1]:

- 89% Vargem Grande
- 74% Capanema
- 68% S11D
- 33% Crusher

[1] As of March 2024.

VALE

Unlocking value in Energy Transition Metals

Vale Base Metals

- **Unique** assets
- A **fit-for-purpose** organization
- A platform for **growth and further value unlock**

Solid momentum in key operations (1Q24)

~90%	+7% y/y	+20% q/q
Plant throughput at **Salobo 3**	Ore to mill at **Sudbury**	Mine development at **Sudbury**

Asset review program

De-risking production plan and improving performance

VALE

Persistent iron ore price curve backwardation entails compelling value opportunity

Iron ore price and consensus outlook (US$/t)


160
140
120
100
80
60
40
Iron ore price
Consensus[1]
2016
2018
2020
2022
2024

Nominal terms


120
132
111
82
+34%
Avg. 2024YTD
Avg. 5 years
Avg. 10 years
LT price (consensus)

Real terms[2]

[1] Analysts' average iron ore price estimates from December of each year. [2] Adjusted by US CPI.

Widened value asymmetry

Vale's enterprise value per ton of iron ore[1] (US$/t)


EV/t 12M Fwd (US$/t)
5-year avg. EV/t 12M Fwd (US$/t)
Iron ore price (US$/t)
EV/t
350
300
250
200
150
100
Price
180
160
140
120
100
80
60
40
20
0
2022
2023
2024

Vale's Free Cash Flow yield[2] (%)

Iron ore price (US$/t)	2026
80	3%
90	8%
100	12%
110	17%
120	21%
130	25%

[1] Including expanded net debt and excluding ETM business. [2] In real terms. Assuming Vale's market capitalization as of May 9th, 2024. Assuming a nickel price of US$ 20,000/t and a copper price of US$ 9,000/t.

VALE

Key takeaways

- Addressing key uncertainties in the near term
- Delivering solid operational performance
- Value unlock: iron ore growth and ETM
- Reaping benefits of consistently robust iron ore market
- Strong shareholder remuneration and continued capital discipline

VALE



Thank You.